EX-(a)(4)(ii)

December 10, 2020

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by Highland Socially Responsible Equity Fund, Highland Small-Cap Equity Fund, Highland Total Return Fund, and Highland Fixed Income Fund, which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 77K of Form N-CSR of Highland Socially Responsible Equity Fund, Highland Small-Cap Equity Fund, Highland Total Return Fund, and Highland Fixed Income Fund dated December 10, 2020. We agree with the statements concerning our Firm contained therein.

Very truly yours,

/s/ PricewaterhouseCoopers LLP

Dallas, Texas

PricewaterhouseCoopers LLP, 2121 North Pearl Street Suite 2000 Dallas, US-TX 75201, www.pwc.com/us

Attachment

Changes of Independent Registered Public Accounting Firms

On June 8, 2020, the Funds dismissed PricewaterhouseCoopers LLP (“PwC”) as the Funds’ independent registered public accounting firm, effective on such date. The decision to dismiss PwC was approved by the audit committee and by the full Board. On June 18, 2020, the Funds approved the appointment of Cohen & Company Ltd. (“Cohen”) as the Funds’ independent registered public accounting firm. Cohen was engaged by the Funds on June 25, 2020.

During the Funds’ year ended September 30, 2019 and September 30, 2018 and the subsequent interim period through June 8, 2020, during which PwC served as the Funds’ independent registered public accounting firm, there were no: (1) disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (2) reportable events (as described in Item 304(a)(1)(v) of Regulation S-K). PwC was not the auditor of the Funds for the year ended September 30, 2017.

The Funds provided PwC with a copy of the disclosures proposed to be made in this N-CSR and requested that PwC furnish the Funds with a letter addressed to the Commission stating whether it agrees with the statements made by the Fund’s in response to Item 304(a) of Regulation S-K, and, if not, stating the respects in which it does not agree. The PwC letter is attached hereto to as an exhibit.

During the year ended September 30, 2019 and September 30, 2018 and the subsequent interim period through June 8, 2020, neither Management, the Funds nor anyone on its behalf, consulted Cohen regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the financial statements of the Funds and no written report or oral advice was provided to the Fund’s by Cohen or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).